May 20, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northwestern Mutual Series Fund, Inc. (“Registrant”)

    Registration No.’s 2-89971; 811-3990

    EDGAR CIK No. 0000742212

Ladies and Gentlemen:

On February 19, 2016, the Registrant filed with the Securities and Exchange Commission (“SEC”) Post-Effective Amendment No. 61 to the Registrant’s registration statement on Form N-1A (the “Registration Statement”) under Rule 485(a)(1) of the Securities Act of 1933, as amended (the “Securities Act”), which filing was also submitted as Post-Effective Amendment No. 62 to the Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes the offering documents for the Registrant’s currently effective 27 series (each, a “Portfolio” and together, the “Portfolios”).

On Apri1 29, 2016, the Registrant filed with the SEC Post-Effective Amendment No. 62 to the Registration Statement under Rule 485(b) of the Securities Act, with delayed effectiveness until May 1, 2016. The filing was also submitted as Post-Effective Amendment No. 63 to the Registration Statement under the 1940 Act. In connection with the filing of Post-Effective Amendment No. 62/63, the Registrant responded to oral comments received on April 4, 2016 from Mr. Keith Gregory of the SEC staff (the “Staff”) on Post-Effective Amendment No. 61/62 and made updates to certain financial information and other routine updates.

On May 5, 2016, the Registrant received additional oral comments from Mr. Gregory on the Registrant’s responses to certain of the comments received on April 4th. The purpose of this filing is to respond to those additional comments. Each additional comment has been repeated below and the Registrant’s response follows.

1)

Comment: With respect to comment response number 16 regarding the Registrant’s definition of “large capitalization company,” the Registrant cites the S&P 500 Index for the proposition that $5 billion is a reasonable definition of large capitalization company. The figure of $5 billion or somewhat less would represent the smallest companies in the S&P 500 Index and not the typical large capitalization company. The Morningstar database currently indicates a range for large capitalization companies of $17.5 billion to $73 billion and medium capitalization companies of $3.7 billion to $17.5 billion. Accordingly, the Registrant’s disclosure with respect to the definition of large capitalization company may be misleading. Please revise the disclosure for this fund and any other similarly situated funds using such capitalization definitions.

Response: The Registrant has carefully considered the Staff’s position and also looked across the industry at the practices of other registrants. The Registrant continues to believe that its definition of large capitalization company is reasonable and permissible under current SEC and Staff guidance. In footnote 43 of the Adopting Release for Rule 35d-1 under the 1940 Act (1940 Act Release No. IC-24828 (Jan. 17, 2001)), the SEC stated that “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.” Subsequent to the Adopting Release, in the answer to Question 6 of its Frequently Asked Questions about Rule 35d-1 (Dec. 4, 2001), the Staff added that “[i]n developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications. Definitions and disclosure inconsistent with common usage, including definitions relying solely on average capitalization, are considered inappropriate by the staff.”

The Registrant acknowledges that classifications used by mutual fund ratings organizations such as the Morningstar database cited by the Staff may be considered in establishing a definition. However, the Registrant respectfully notes that a fund is not required to adopt or prioritize any particular source over another so long as the fund ultimately adopts a reasonable definition that is not inconsistent with common usage. As noted in response to comment 16 received on April 4th, the S&P 500 Index is a widely recognized and commonly used comparative benchmark for large cap funds. Standard & Poor’s (“S&P”) describes the S&P 500 Index as a gauge of the large cap U.S. equities universe. For the periods ended December 31, 2013, 2014, and 2015, the smallest market capitalization within the S&P 500 Index was approximately $3.4 billion, $2.8 billion, and $1.8 billion, respectively. In addition, according to the S&P 500 Index factsheet dated April 29, 2016, the eligible market capitalization was $5.3 billion or greater and the smallest total market capitalization reported was approximately $2.6 billion. The Registrant also notes that the Russell 1000 Index is a commonly used benchmark index for large cap funds, and is comprised of approximately 1000 of the largest companies in the U.S. equity market. As of the same dates indicated above, the smallest market capitalizations within the Russell 1000 Index were lower than those in the S&P 500 Index. Accordingly, the Registrant believes that these commonly used large cap indices are pertinent references that support a threshold definition for large capitalization company of $5 billion.

The Registrant also notes that other large cap mutual funds define large capitalization company starting at a $5 billion market capitalization, including those managed by certain of the Registrant’s sub-advisers. Thus, the Registrant believes that its definition is consistent with the market capitalization range of frequently used large cap indices and is not inconsistent with common usage of the term within the fund industry. The Registrant also takes into consideration that capitalizations fluctuate based on market conditions and factors affecting particular companies. As a result, companies with a capitalization of $5 billion may be important investment opportunities for large cap funds, in particular when the overall market declines. Lastly, the Registrant continues to believe that its definition is not misleading to investors as it is fully disclosed in the Registrant’s prospectus for the applicable Portfolios. Accordingly, the Registrant continues to believe that its definition of large capitalization company is reasonable and permissible under current SEC and Staff guidance and respectfully declines to revise the definition.

2)

Comment: With respect to comment response number 24, the Registrant argues that the Russell 2000 Growth Index is a broad-based securities market index as contemplated by Item 4(b)(2)(iii) and instruction 5 to Item 27(b)(7) of Form N-1A. We draw Registrant’s attention to our citations and discussion in our original comment, in particular, instruction 6 to Item 27(b)(7) with respect to additional indices. As indicated in instruction 6, additional indices are more narrowly based than broad-based indices and reflect market sectors. For example, such indices may focus on investment style, capitalization, sector, security type, region or country or investment focus. We note that the Russell 2000 Growth Index or another index with “growth” or “value” in the name is a sub-index of a larger, master, broad-based index (e.g., the Russell 2000 Index). As such, the Russell 2000 Growth Index is a sub-set of the parent broad-based index. Accordingly, the fund and similarly situated funds should compare their performance to the parent index. The sub-set index (e.g., the Russell 2000 Growth Index) may be used as the additional index for the fund. Please revise the disclosure for this fund and all similarly situated funds including the funds cited in the original comment.

Response: The Registrant has carefully considered the Staff’s position and also looked across the industry at the practices of other registrants. The Registrant continues to believe that the primary comparative index used for each of the Portfolios qualifies as an “appropriate broad-based securities market index” as defined in Form N-1A. Instruction 5 of Item 27(b)(7) defines the term as “…one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The primary comparative indices used by the Registrant are not administered by an organization affiliated with the Registrant, its investment adviser or sub-advisers (the Registrant does not have a principal underwriter) and are widely recognized and used within the fund industry (i.e., Russell, S&P, MSCI, and Barclays). Accordingly, the Registrant’s primary comparative indices satisfy the Instruction 5 definition. Instruction 6 of Item 27(b)(7) provides that a fund may “…compare its performance not only to the required broad-based index, but also to other more narrowly based indexes that reflect the market sectors in which the Fund invests.” As noted in response to comment 24 received on April 4th, the primary comparative indices used by the Registrant include a large number of issuers comparable to the types of companies in which the Portfolios primarily invest and include issuers across economic sectors and industries. The Registrant believes that the characteristics of the primary comparative indices used for the Portfolios demonstrate the broad-based nature of the indices, and not more narrowly-based indices contemplated by Instruction 6. Also as noted in response to comment 24, the Registrant understands the purpose of Items 4(b)(2)(iii) and 27(b)(7) is to provide investors with a meaningful comparison of the fund’s performance against the broader market. The Registrant continues to believe that comparing the performance of a Portfolio that uses, for example, a growth or value investment style to the returns of a widely recognized growth or value index provides investors with the most direct, apples-to-apples comparison of the Portfolio’s performance. The Registrant further notes that growth or value market indices are widely used in the fund industry as comparative primary benchmarks for funds with a growth or value investment style. Thus, the Registrant believes that its approach satisfies the Form N-1A instructions and is consistent with the purpose of the requirement. Accordingly, the Registrant respectfully declines to change the primary comparative indices currently used for each of its Portfolios.

3)

Comment: With respect to comment response number 33(d), the Staff reiterates its prior comment and draws the Registrant’s attention to instruction 6 of Item 27(b)(7) of Form N-1A. The Staff views the Barclays® Global Credit Hedged USD Index as a very narrowly-based sector of what appears to be an index relating to the bond market. Accordingly, please replace the Barclays® Global Credit Hedged USD Index with a broad-based securities market index. The Barclays® Global Credit Hedged USD Index may be used as an additional index.

Response: Please refer to the response to the previous comment for the Registrant’s understanding of the requirement to show an “appropriate broad-based securities market index” within the meaning of the instructions to Item 27(b)(7) of Form N-1A.

The Barclays® Global Credit Hedged USD Index (“Index”) contains investment grade and non-investment grade securities from the Multiverse Index. The Multiverse Index is the merger of two index groups: the Global Aggregate Index and the Global High Yield Index. The investment grade component of the Global Credit Index is a subset of the Global Aggregate Index, and contains credit securities from the U.S. Aggregate, Pan-European Aggregate, Asian-Pacific Aggregate, Eurodollar, 144A, and Euro-Yen indices. The non-investment grade component is a subset of the Global High Yield Index, and contains securities from the U.S. Corporate High Yield, Pan-European High Yield, and Emerging Markets indices. The Index consists of securities with a wide spectrum of quality from Aaa-rated securities to C-rated securities and certain unrated securities as well. The Index consisted of 15,203 securities as of December 31, 2015. The securities that make up the Index are issued by both corporate issuers in sectors such as the financial, industrial and utility sectors, and non-corporate issuers such as supranational issues, sovereigns, foreign agencies, and foreign local authorities. The Index contains securities from issuers located in 113 countries around the world and is denominated in U.S. dollars. The “Hedged USD” description in the name of the Index means that the securities represented in the Index are hedged back into U.S. dollars from the local foreign currencies; it does not limit the broad-based nature of the Index and is consistent with the Multi-Sector Bond Portfolio’s investment strategy. Last, the Registrant reiterates that indices administered by Barclays are widely recognized and used within the fund industry to measure the bond market. The Registrant believes that the Index characteristics described above demonstrate the broad-based nature of the Index. The Registrant continues to believe that the Index satisfies the requirements of Form N-1A and provides the best comparison of performance for the Registrant’s Multi-Sector Bond Portfolio. Accordingly, the Registrant respectfully declines to make the requested change.

The Registrant believes that the foregoing is responsive to the Staff’s comments. If the Staff has questions regarding these responses or requires additional information, please call the undersigned at (414) 665-3487, or Lesli H. McLinden at (414) 665-6137.

Regards,

/s/ MICHAEL J. CONMEY

Michael J. Conmey

Assistant General Counsel

Northwestern Mutual